UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2025

Commission File Number: 001-42416

Elong Power Holding Limited

(Translation of registrant’s name into English)

Gushan Standard Factory Building Project

Ganzhou New Energy Vehicle Technology City,

West Gushan Road and North Xingguang Road, Ganzhou City, Jiangxi Province, 341000, PRC
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On April 17, 2025, Elong Power Holding Limited (the “Company”) provided an update on three previously disclosed outstanding legal proceedings to which it is party:

(1) Background: As previously disclosed, in 2021, a user of the Company’s products filed a lawsuit in Xianning, Hubei Province against one of the Company’s customers (as first defendant) and the Company (as the second defendant). On May 19, 2022, the Company was ordered by the court to pay RMB7,459,000 (US$1.2 million) (the “Initial Amount”) and RMB1,000 (US$145) per day per vehicle from March 1, 2022 until all vehicles are in normal operation, for an estimated aggregate amount of approximately RMB39,000,000 (US$5.4 million) (the “Additional Amount”). The Company accrued a liability for the Initial Amount during the year ended December 31, 2021. As of May 24, 2024, the date that the Company’s most recent consolidated financial statements were issued (the “Financial Statement Date”), a loss for the Additional Amount was not accrued based on the Company’s assessment that this loss contingency was reasonably possible, but not probable, according to ASC 450-20-50-5.

Update: Certain shareholders have been added as parties subject to enforcement for the Initial Amount, and as such they may be responsible for paying a portion of this amount. A request by these shareholders to be excluded from enforcement was rejected by the court. The Company has filed an objection to enforcement against the opposing party, and a hearing was held on April 3, 2025; no ruling on this objection has been issued as of the date of this report. Regarding the Additional Amount, the parties are still in negotiation. The Company withdrew its previous appeal against the entire case and is preparing to appeal against the Additional Amount.

(2) Background: As previously disclosed, in November 2022, a customer of the Company filed a lawsuit in Jiangsu Province against Huizhou City Yipeng Energy Technology Co., Ltd., a subsidiary of the Company (“Huizhou Yipeng”), demanding an outstanding payable of RMB2.5 million (US$0.4 million) and claiming compensation in the amount of RMB14.0 million (US$2.1 million). As a result, the Company accrued a liability of RMB2.5 million (US$0.4 million). As of the Financial Statement Date, the case was in the process of appeal, and the Company considered the remaining claim of RMB14.0 million (US$2.1 million) to be uncertain, due to a lack of legal support.

Update: The execution on the claim for RMB2.5 million (US$0.4 million) is in process. The Company withdrew the appeal against the entire case. Regarding the claim for RMB14.0 million (US$2.1 million), the parties are still in negotiation and the Company is preparing to appeal.

(3) Background: As previously disclosed, on March 7, 2024, a customer of the Company filed a lawsuit in Zhengzhou, Henan Providence against Huizhou Yipeng and Elong Power (Ganzhou) Co., Ltd., a subsidiary of the Company (“Elong Power (Ganzhou)”), demanding compensation in the amount of RMB 13,077,192 (US$1.8 million) for losses caused by a product quality issue. As of the Financial Statement Date, the case was still in its early stage and the Company believed the loss contingency should be properly disclosed without accrual, because the likelihood of the loss was reasonably possible, but not probable, according to ASC 450-20-50-5.

Update: On December 3, 2024, the court ordered Huizhou Yipeng to pay the plaintiff a battery replacement fee of RMB2,980,724 (US$414,658), as well as other fees in the aggregate amount of RMB162,436 (US$22,597), within ten days after the judgment was to take effect. The other claims were dismissed.

Cautionary Note Regarding Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K include “forward-looking statements.” Actual results may differ from expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words or phrases such as “aspire,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “will be,” “will continue,” “will likely result,” “could,” “should,” “believe(s),” “predicts,” “potential,” “continue,” “future,” “opportunity,” seek,” “intend,” “strategy,” or the negative version of those words or phrases or similar expressions are intended to identify such forward-looking statements.

The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 18, 2025

	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title:	Chief Executive Officer